Michael J. Meaney Esq.

McDonald Hopkins LLC

600 Superior Avenue, Suite 2100

Cleveland, Ohio 44114

Direct Dial:  216.348.5411

Fax:  216.348.5474

E-mail:  mmeaney@mcdonaldhopkins.com

February 10, 2010

Mr. Christian Sandoe

Securities and Exchange Commission

Washington, DC  20549

Re:

Company – Ancora Trust

Form Type – 485APOS

Dear Mr. Sandoe:

This letter responds to telephone comments received from Christian Sandoe of the SEC on November 17, 2009.  Below is a numbered list that sets forth the comments received from Mr. Sandoe and Ancora Trust’s response to such comments in the form of a mark-up to the original language. The majority of the comments given by Mr. Sandoe were with respect to the Ancora Income Fund Summary in the Prospectus, but with specific direction that the comments applied to all of the fund summaries.  To avoid repetitive responses for each of the fund summaries, this letter only sets forth the changes made to the Ancora Income Fund Summary; however, conforming revisions have been made to all of the fund summaries where applicable.

A.

COMMENTS TO THE PROSPECTUS

1)

Section Reference:  Fund Summaries - Ancora Income Fund - Fees and Expenses of the Fund

Comment:  (a) Move Footnote 1 to below the Annual Operating Expenses table; (b) Delete the entirety of footnotes 2, 3, 5, and all but the last sentence in footnote 4; (c) Include in the Expense Example paragraph a reference to redeeming shares during the period.

Response:

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Class C	Class D
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee (1)	$10.00	$10.00

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class C	Class D
Management Fees	1.00%	1.00%
Distribution/Service (12b-1) Fees	0.50%	0.25%
Other Expenses	0.50%	0.50%
Fees and Expenses of Acquired Funds (2)	0.54%	0.54%
Total Annual Fund Operating Expenses	2.54%	2.29%

(1)

Shareholders who request that proceeds of a redemption be sent by wire transfer will be charged $10.00 for the cost of such wire ..

(2)

These fees and expenses are not used to calculate the Fund’s net asset value and do not correlate to the ratio of Expenses to Average Net Assets found in the “Financial Highlights” section of this Prospectus.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  This Example also assumes that your investment has a 5% annual return, maximum sales charges are applied and the Fund’s operating expenses remain the same ..  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Ancora Income Fund	1 Year	3 Years	5 Years	10 Years
Class C Shares	$257	$793	$1,355	$2,884
Class D Shares	$232	$717	$1,229	$2,635

2)

Section Reference:  Fund Summaries - Ancora Income Fund - Portfolio Turnover

Comment:  Add the following clause to the end of the second sentence: “and may result in higher taxes when Fund shares are held in a taxable account.”

Response:

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes where fund shares are held in a taxable account ..  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 48.36% of the average value of its whole portfolio.

3)

Section Reference:  Fund Summaries - Ancora Income Fund - Annual Total Return

Comment:  (a) Reference in the first paragraph that the returns are compared to a broad measure of market performance; (b) Delete the second through fourth sentences; (c) Move required language from the Average Annual Total Returns Table footnote into a paragraph before the table and delete footnotes to the table; and (d) Delete reference to 2Q09 in the Bar Chart.

Response:

Annual Total Return

The bar chart and table provide some indication of the risks of an investment in the Fund by showing its performance from year to year and how Fund returns compare to a broad measure of market performance ..  Past performance (before and after taxes) does not indicate how the Fund will perform in the future.  The after tax returns included in the table are only for Class D Shares.  After tax returns for Class C Shares will vary.  Updated performance information with respect to the Fund is available at http://www.ancorafunds.com/performance-pdf.html.

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Total Returns as of 12/31 For Class D Shares

During the period shown in the bar chart, the highest return for a quarter was 6.2% (quarter ended September  30, 2004 ) and the lowest return for a quarter was –15.0% (quarter ended September 30, 2008).  Total return for the Class D Shares for the year to date through September  30, 2009 was 27.94%.

Average Annual Total Returns (for the period ended December 31, 2008)

After-tax returns assume the highest historical federal marginal income and capital gains tax rates and do not reflect the effect of state and local taxes.  After tax returns for Class C Shares will vary from those for Class D Shares.  After tax returns depend on an investor’s tax situation and may differ from those shown.  After tax returns are not relevant to investors holding shares through tax-deferred programs, such as IRA or 401(k) plans.

	1 Year	Life of Fund*
Class D Shares
Return Before Taxes	-10.29%	-0.15%
Return After Taxes on Distributions	-12.49%	-2.30%
Return After Taxes on Distributions and Sale of Fund Shares	-6.63%	-1.37%
Class C Shares
Return Before Taxes	-10.52%	-0.39%
Lehman Aggregate Bond Index	4.80%	5.39%

*From January 5, 2004 (inception of operations)

*From January 5, 2004 (inception of operations)

4)

Section Reference:  Fund Summaries - Ancora Income Fund - Portfolio Manager

Comment:  Add the title of the Portfolio Manager.

Response:

Portfolio Manager

Richard A. Barone , Chairman of the Fund and Manager of Ancora Advisors LLC,  has managed the Fund since 2004.

5)

Section Reference:  Fund Summaries - Ancora Income Fund - Purchase and Sale of Fund Shares

Comment:  (a) Delete footnotes and (b) Consolidate the procedure for purchase and redemption together.

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Response:

Upon review of the Form N1-A Item 6(b), Ancora Trust believes that the footnotes are responsive to the requirement that it “disclose the Fund’s minimum initial or subsequent investment requirements.”  The footnotes disclose that there are different minimum initial investment requirements for the purchase of Class C and Class D shares that apply in limited situations.  Ancora Trust believes that this additional explanation is necessary in order to appropriately respond to the disclosure requirements, and  that to omit such information would be incorrect and misleading.  Furthermore, the Hypothetical Summary Prospectus posted by the SEC at www.sec.gov/comments/s7-28-07/s72807-142-hyp.pdf also discloses a different minimum investment requirement with respect to automatic investment plans.

Ancora Trust’s response to Mr. Sandoe’s other comment to this section is set forth below.

Purchase and Sale of Fund Shares

Minimum Initial Investment
Class C: $20,000* Class D: $1,000,000** Minimum Additional Investment Both Classes: $1,000

* An IRA  may open an account for the purchase of Class C shares with an initial minimum investment of $5,000.

** The minimum initial investment for Class D shares does not apply to purchases by (1) financial institutions, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees, (2) securities brokers or dealers acting on their own behalf or on behalf of their clients, or (3) directors or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

In general, you may purchase or redeem Class C or Class D shares by mail at Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, OH 44147 or by telephone at 1-866-626-2672 ..  Shares may generally be purchased by check or wire.  You may receive redemption proceeds by check or, upon request, by wire transfer.  You generally buy and redeem shares at the Fund’s next-determined net asset value (“NAV”) after Ancora Funds receives your request in good order.  NAVs are determined only on days when the NYSE is open for regular trading. Minimum investment requirements may be waived in the sole discretion of the Fund.

6)

Section Reference:  Fund Summaries - Ancora Income Fund - Payments to Broker-Dealers and other Financial Intermediaries

Comment:  Revise language in the second sentence to state: “These payments may create a conflict of interest by influencing…”

Response:

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

7)

Section Reference:   Fund Summaries - Ancora Special Opportunity Fund - Principal Investment Strategies

Comment:  Revise first sentence so that it references a strategy, not an objective.

Response:

Principal Investment Strategies

The Fund pursues its objective of obtaining a high total return   by seeking out and investing in companies which the Advisor believes have the potential for superior returns.  Under normal circumstances, at least 80% of the assets of the Fund will be invested in publicly traded equity securities of such companies (such as common stock, preferred stock and securities convertible into common or preferred stock).

8)

Section Reference:  Fund Details - Redeeming Your Shares - Other Information Concerning Purchase of Shares

Comment:  Consider not doing a forcible redemption of Class D shares, and instead convert Class D shares to Class C shares.

Response:

Due to the high cost of maintaining accounts, each Fund has the right to redeem, upon not less than 30 days written notice, all of the Class C shares of any shareholder if, through redemptions, the shareholder's account has a net asset value of less than $10,000 .  Each Fund also has the right to convert, upon not less than 30 days written notice, Class D shares of any shareholder to Class C shares if, through redemptions, the shareholder’s account has a net asset value of less than $1,000,000.  A shareholder will be given at least 30 days written notice prior to any involuntary redemption or conversion and during such period will be allowed to purchase additional shares to bring his account up to the applicable minimum before the redemption or conversion is processed.

9)

Section Reference:  Back Cover - How to Get More Information

Comment:  Update phone number.

Response:

HOW TO GET MORE INFORMATION

To obtain the Statement of Additional Information (“SAI”) without charge, call the Funds at 1-866-626-2672.  You may also call this number to request the Funds’ annual report, to request the Funds’ semi-annual report, to request other information about the Fund, and to make shareholder inquiries.  The Fund makes available its SAI and annual and semi-annual reports, free of charge, on the Fund’s internet site at www.ancorafunds.com.

Information about each Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the SEC in Washington, D.C., and information on the operation of the Public Reference Room can be obtained by calling 1-202- 551 -8090.  Information about the Funds is also available on the EDGAR Database on the SEC’s internet site at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

B.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

1)

 Section Reference:  Portfolio Holdings Disclosure Policy

Comment:  Include more details regarding arrangements to disclose portfolio holdings information to third party service providers, and take out conditional language if there is an ongoing relationship.

Response:

PORTFOLIO HOLDINGS DISCLOSURE POLICY

Generally, the Funds disclose their portfolio holdings only (i) in annual and semi-annual reports to shareholders, (ii) in Form N-Q filings made within 60 days after the end of the first and third fiscal quarters with the Securities and Exchange Commission and (iii) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter.  Such portfolio holdings information may then be disclosed to any person no earlier than one day after the day on which the information is posted on Ancora Funds' internet site.

In addition to portfolio holdings disclosure made to the public, Richard A. Barone, Chairman of the Funds , or designated executive officers of the Funds authorize the disclosure of portfolio holdings information prior to the date of public disclosure to affiliates of the fund and to third party service providers who require the portfolio holdings information for legitimate business and fund oversight purposes.   The Funds have ongoing relationships with the following service providers to provide portfolio holdings information as frequent as on a daily basis:  the Funds' distributor, accounting and transfer agent, custodian, legal counsel, EDGAR filing service, independent public accounting firm, and printer.  Also, on occasion the Funds disclose one or more individual holdings to pricing or valuation services for assistance in considering the valuation of the relevant holdings.

The Funds do not believe that disclosure of portfolio holdings information as described in the preceding paragraph creates any conflict between the interests of Fund shareholders and the interests of the Advisor (or its affiliates).  Any potential conflicts of interest which do arise will be resolved by the Board of Trustees in the best interests of Fund shareholders.  The entities to whom each Fund provides portfolio holdings information, either by explicit agreement or by virtue of their respective duties to each Fund, are required to maintain the confidentiality of the information disclosed and refrain from trading on such information.  Neither the Funds nor the Advisor (or its affiliates) receives any compensation in connection with any disclosure of portfolio holdings information.

These policies and procedures will be reviewed by the Board of Trustees on an annual basis, for adequacy and effectiveness, in connection with the Funds' compliance program under Rule 38a-1 under the Investment Company Act.  In addition, the Chairman will make a quarterly report to the Board of Trustees regarding compliance with these policies and procedures.

Very truly yours,

/s/ Michael J. Meaney

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